Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
January 6, 2010

China Life Insurance Company Limited
(Translation of registrant’s name into English)
16 Chaowai Avenue
Chaoyang District
Beijing 100020, China
Tel: (86-10) 8565-9999
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914
On January 6, 2010, China Life Insurance Company Limited issued an announcement in Chinese, English translation of which is attached as Exhibit 99.1.
EXHIBIT LIST

Exhibit	Description

99.1	English translation of the announcement dated January 5, 2010

Commission File Number 001-31914
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited

(Registrant)

	By:	/s/ Wan Feng

(Signature)

January 6, 2010	Name:	Wan Feng
	Title:	President and Executive Director

Commission File Number 001-31914
EXHIBIT 99.1
CHINA LIFE INSURANCE COMPANY LIMITED
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
IMPORTANT
The Company and all members of its Board of Directors warrant the authenticity, accuracy and completeness of the information contained in this announcement, and jointly and severally accept full responsibility for any misrepresentation, misleading statements or material omissions contained in this announcement.
Reminder Announcement on the Release of Restrictive Shares of the Controlling Shareholder
As approved by the No. [2006] 159 Paper issued by China Securities Regulatory Commission, in its initial public offering, China Life Insurance Company Limited (the “Company”) issued within the People’s Republic of China 1,500,000,000 RMB common shares (“A Shares”) at a price of RMB 18.88/share with a book value of RMB 1.00 per share. Those A Shares were listed on Shanghai Stock Exchange on January 9, 2007. As disclosed in the Company’s Prospectus, prior to the initial public offering of the A Shares, China Life Insurance (Group) Company (the “Group Company”), the controlling shareholder of the Company, held 19,323,530,000 shares of the Company. At the initial public offering of the Company’s A Shares, the Group Company, as the controlling shareholder, warranted that: it will not transfer or authorize others to manage shares of the Company it held (directly of indirectly), for 36 months from the date of the initial public offering of the A Shares. In addition, it will not require the Company to purchase these shares. During such 36 months, the Group Company strictly complied with its aforesaid warranties.
Pursuant to Announcement No. 63 and the Implementing Measures for Partial State-owned Share Transfers in the Domestic Securities Market to Replenish National Social Security Funds jointly issued by the Ministry of Finance, State-owned Assets Supervision and Administration Commission of the State Council, China Securities Regulatory Commission and the National Council for Social Fund, 150,000,000 shares of all the Company’s shares held by the Group Company have been frozen.
Based on the Group Company’s warranties and the aforesaid provisions, 19,323,530,000 shares of the Company held by the Group Company will be released from trading restriction on January 11, 2010. Of this amount, 19,173,530,000 shares will be traded on the market, and the remaining 150,000,000 shares remain frozen at the moment. The Group Company has not received from relevant authorities any instructions in this regard.

Commission File Number 001-31914
Set out below is the shareholding structure of the Company after the release of the 19,323,530,000 A Shares held by the Group Company as of January 11, 2010:

					(Unit: share)

		Prior to the			Immediately after
		circulation	Changes		the circulation
Restrictive circulative shares	Held by State-owned legal entity	19,323,530,000	-19,323,530,000	*	0

	Total number of restrictive circulative shares	19,323,530,000	-19,323,530,000		0

Unrestrictive circulative shares	A Shares	1,500,000,000	19,323,530,000		20,823,530,000

	Overseas listed circulative shares (H shares)	7,441,175,000	0		7,441,175,000

	Total number of unrestrictive circulative shares	8,941,175,000	19,323,530,000		28,264,705,000

Total:		28,264,705,000			28,264,705,000
*Note: 150,000,000 shares of the 19,323,530,000 shares released from trading restriction remain frozen. The Group Company has not received from relevant authorities any instructions in this regard.
Board of Directors of China Life Insurance Company Limited
January 5, 2010